FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                            For the month of January


                                  BG Group plc
                          100 Thames Valley Park Drive
                                 Reading RG6 1PT
                                     ENGLAND

                    (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

BG Group plc

Notification of Major Interest in Shares

On 26 January 2004, BG Group plc received notification from The Capital Group Companies, Inc. under the obligations imposed by Sections 198 to 202 of the Companies Act, 1985, that Capital Guardian Trust Company, an affiliate of The Capital Group Companies, Inc. had a notifiable interest in 178,949,772 ordinary shares of 10p representing 5.069% of the issued share capital of BG Group plc. Capital Guardian Trust Company had previously notified (on 9 October 2003) an interest in 142,872,248 ordinary shares of 10p, representing 4.047% of the issued share capital of BG Group plc.

As a result of this notification, the total interest of The Capital Group Companies, Inc. is now 378,392,583 ordinary shares of 10p, representing 10.718% of the issued share capital of BG Group plc. The Capital Group Companies, Inc. had previously notified (on 22 December 2003) an interest in 353,212,765 ordinary shares of 10p, representing 10.005% of the issued share capital of BG Group plc.

BG Group plc
27 January 2004



                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 27 January 2004                                By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary